August 2002

Dear AUL Participant:

Enclosed you will find copies of the semi-annual reports for the investment options you have selected in your OneAmerica Series group variable annuity contract*.

Please take a few moments to review these reports and the information they contain. You will find detailed information about your investment options and their performance.

The National Association of Securities Dealers (NASD) requires that we provide all group variable annuity participants with the following information concerning the NASD's Public Disclosure Program. You can contact the NASD through its Regulation Public Disclosure Program Hotline at 1-800-289-9999 or their Web site at www.nasdr.com. If you have questions about the NASD, a brochure that includes information describing the Public Disclosure Program may be ordered through the NASD Hotline or its Web site.

If you have any questions about this mailing, the Participant Service Center at American United Life Insurance Company will be happy to assist you. A Participant Service Representative can be reached Monday through Friday at 1-800-249-6269, 8 a.m. to 8 p.m., Eastern Time. You can also contact us by e-mail at retirement_services@aul.com or visit our Web site at www.eretirement.aul.com.

Thank you for your business.

Sincerely,

/s/ Michael Grimme

Michael Grimme, Vice President of Marketing
AUL Retirement Services
Enclosures


*Group variable annuity contracts issued by AUL are distributed by OneAmerica Securities, Inc., Member NASD, SIPC, a wholly owned subsidiary of AUL.